UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM INFORMS REVISED ACCOUNTING TREATMENT FOR LITHIUM MINING TAX

Santiago, Chile. April 29, 2024.- Sociedad Química y Minera de Chile S.A. ("SQM" or the "Company") (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs the following information:

In relation to the matter reported in the press release (hecho esencial) dated April 7, 2024, today the Company's Board of Directors has reviewed the accounting treatment of the tax claims the Company has with the Chilean Internal Revenue Service (“Servicio de Impuestos Internos” or “SII”) as a result of the erroneous application by the SII of the specific tax on mining activities for the exploitation of lithium, as disclosed in note 21.3 of the most recent financial statements filed by the Company with the Chilean Financial Market Commission (“Comisión para el Mercado Financiero” or “CMF”).

As a result of this review, the financial statements that the Company has filed on the Form 20-F with the Securities and Exchange Commission in the United States (the “20-F”) include differences with respect to the last financial statements issued in Chile, as set forth below in an accounting reconciliation between the consolidated financial statements of the Company filed with the CMF on February 28, 2024, and the financial statements filed on the 20-F.
This adjustment will also be reflected in the Company's consolidated financial statements for the period ended March 31, 2024.

Furthermore, due to the timing difference between the filing of the latest financial statements (together with the integrated annual report) in Chile and the filing of the 20-F, as well as the market disclosure criteria required by the external auditors, the Company’s Board of Directors has agreed to update the contingencies notes to the consolidated financial statements and the risk factor on the compliance standards and investigations applicable to the Company on the 20-F.

Consolidated Statements of Financial Position

Assets	Note*	As of December 31, 2023, as reported to the CMF	Subsequent event adjustment	As of December 31, 2023, as filed with the Form 20-F
		ThUS$	ThUS$	ThUS$
Current Assets
Cash and cash equivalents	9.1	1,041,369	—	1,041,369
Other current financial assets	12.1	1,325,843	—	1,325,843
Other current non-financial assets	16	136,750	—	136,750
Trade and other receivables, current	12.2	907,181	—	907,181
Trade receivables due from related parties, current	11.5	43,253	—	43,253
Current inventories	10	1,774,594	—	1,774,594
Current tax assets	25.1	637,033	—	637,033
Total current assets other than those classified as held for sale or disposal		5,866,023	—	5,866,023
Non-current assets or groups of assets classified as held for sale		118	—	118
Total non-current assets held for sale		118	—	118
Total current assets		5,866,141	—	5,866,141

Non-current assets
Other non-current financial assets	12.1	248,281	—	248,281
Other non-current non-financial assets	16	373,700	—	373,700
Non-current trade receivables	12.2	2,559	—	2,559
Investments accounted for under the equity method	7.1-8.1	86,417	—	86,417
Intangible assets other than goodwill	14.1	155,874	—	155,874
Goodwill	14.1	958	—	958
Property, plant and equipment, net	15.1	3,609,937	—	3,609,937
Right-of-use assets	13.1	73,193	—	73,193
Non-current tax assets	25.1	986,274	(926,733)	59,541
Deferred tax assets	25.3	302,236	—	302,236
Total non-current assets		5,839,429	(926,733)	4,912,696
Total assets		11,705,570	(926,733)	10,778,837

* See the notes to the Company’s consolidated financial statements included in the Form 20-F.

Consolidated Statements of Financial Position

Liabilities and Equity	Note*	As of December 31, 2023, as reported to the CMF	Subsequent event adjustment	As of December 31, 2023, as filed with the Form 20-F
		ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	12.4	1,256,499	—	1,256,499
Lease liabilities, current	13.2	18,192	—	18,192
Trade and other payables, current	12.5	449,633	—	449,633
Current trade payables due to related parties	11.6	2,346	—	2,346
Other current provisions	18.1	392,322	—	392,322
Current tax liabilities	25.2	20,890	162,743	183,633
Provisions for employee benefits, current	17.1	23,946	—	23,946
Other current non-financial liabilities	18.3	187,305	—	187,305
Total current liabilities		2,351,133	162,743	2,513,876
Non-current liabilities
Other non-current financial liabilities	12.4	3,213,422	—	3,213,422
Non-current lease liabilities	13.2	56,966	—	56,966
Other non-current provisions	18.1	60,450	—	60,450
Deferred tax liabilities	25.3	394,688	—	394,688
Non-current provisions for employee benefits	17.1	62,006	—	62,006
Total non-current liabilities		3,787,532	—	3,787,532
Total liabilities		6,138,665	162,743	6,301,408

Equity
Equity attributable to owners of the Parent	19
Share capital		1,577,643	—	1,577,643
Retained earnings		3,838,162	(1,089,476)	2,748,686
Other reserves		114,870	—	114,870
Equity attributable to owners of the Parent		5,530,675	(1,089,476)	4,441,199
Non-controlling interests		36,230	—	36,230
Total equity		5,566,905	(1,089,476)	4,477,429
Total liabilities and equity		11,705,570	(926,733)	10,778,837

* See the notes to the Company’s consolidated financial statements included in the Form 20-F.

Consolidated Statements of Income

		As of December 31, 2023, as reported to the CMF	Subsequent event adjustment	As of December 31, 2023, as filed with the Form 20-F
Consolidated Statements of Income	Note*
		ThUS$	ThUS$	ThUS$
Revenue	21.1	7,467,490	—	7,467,490
Cost of sales	21.2	(4,392,436)	—	(4,392,436)
Gross profit		3,075,054	—	3,075,054
Other income	21.3	40,557	—	40,557
Administrative expenses	21.4	(175,765)	—	(175,765)
Other expenses	21.5	(93,400)	—	(93,400)
Impairment of financial assets and reversal of impairment losses	21.7	202	—	202
Other (losses) gains	21.6	(2,254)	—	(2,254)
Income from operating activities		2,844,394	—	2,844,394
Finance income	21.1	122,726	—	122,726
Finance costs	15-21.9	(138,402)	—	(138,402)
Share of profit of associates and joint ventures accounted for using the equity method	7.1-8.1	593	—	593
Foreign currency translation differences	24	(22,293)	—	(22,293)
Income before taxes		2,807,018	—	2,807,018
Income tax expense	25.3	(787,275)	(1,089,476)	(1,876,751)
Net income		2,019,743	(1,089,476)	930,267
Net income attributable to:
Net income attributable to owners of the parent		2,012,667	(1,089,476)	923,191
Net income attributable to non-controlling interests		7,076	—	7,076
		2,019,743	(1,089,476)	930,267

Basic earnings per share (US$ per share)	3.26	7.0462	—	3.2320

Diluted earnings per share (US$ per share)	3.26	7.0462	—	3.2320

* See the notes to the Company’s consolidated financial statements included in the Form 20-F.

Consolidated Statements of Comprehensive Income

	As of December 31, 2023, as reported to the CMF	Subsequent event adjustment	As of December 31, 2023, as filed with the Form 20-F
Consolidated Statements of Comprehensive Income
	ThUS$	ThUS$	ThUS$
Net income	2,019,743	(1,089,476)	930,267
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
(Losses) gain from measurements of defined benefit plans	(5,843)	—	(5,843)
Gains (losses) from financial assets measured at fair value through other comprehensive income	190,509	—	190,509
Total other comprehensive income that will not be reclassified to income for the year, before taxes	184,666	—	184,666
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Foreign currency exchange gains (losses)	3,177	—	3,177
Cash flow hedges- effective portion of changes in far value	126	—	126
Cash flow hedges-reclassified to income for the year	18,566	—	18,566
Total other comprehensive income that will be reclassified to income for the year	21,869	—	21,869
Other items of other comprehensive income, before taxes	206,535	—	206,535
Income taxes related to items of other comprehensive income that will not be reclassified to income for the year
Income tax benefit (expense) relating to measurement of defined benefit pension plans through other comprehensive income	1,582	—	1,582
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(57,242)	—	(57,242)
Total income tax (expense) benefit relating to components of other comprehensive income that will not be reclassified to income for the year	(55,660)	—	(55,660)
Income taxes relating to components of other comprehensive income that will be reclassified to income for the year
Income tax (expense) benefit related to gains (losses) from cash flow hedges	(5,047)	—	(5,047)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to income for the year	(5,047)	—	(5,047)

Total other comprehensive income (loss)	145,828	—	145,828
Total comprehensive income	2,165,571	(1,089,476)	1,076,095
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	2,158,444	(1,089,476)	1,068,968
Comprehensive income attributable to non-controlling interest	7,127	—	7,127
	2,165,571	(1,089,476)	1,076,095

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net income	—	—	—	—	—	—	—	—	2,012,667	2,012,667	7,076	2,019,743
Other comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	—	145,777	51	145,828
Comprehensive income	—	3,121	13,645	133,267	(4,256)	145,777	—	145,777	2,012,667	2,158,444	7,127	2,165,571
Dividends	—	—	—	—	—	—	—	—	(1,524,619)	(1,524,619)	(6,266)	(1,530,885)
Other increases in equity	—	—	—	—	—	—	218	218	—	218	—	218
Total changes in equity	—	3,121	13,645	133,267	(4,256)	145,777	218	145,995	488,048	634,043	861	634,904
Equity as of December 31, 2023	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905
Subsequent event adjustment	—	—	—	—	—	—	—	—	(1,089,476)	(1,089,476)	—	(1,089,476)
Equity as of December 31, 2023, as filed with the Form 20-F	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	2,748,686	4,441,199	36,230	4,477,429

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 29, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO